November 21, 2023

Ms. Cheryl Brown, Staff Attorney

Mr. Kevin Dougherty, Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C.  20549

Re:	Star Jets International, Inc.

Rule 477 Application for Withdrawal

Registration Statement on Form S-1

Filed January 23, 2023

File No. 333-269359

Dear Ms. Brown and Mr. Dougherty:

In response to your October 27, 2023 letter, and pursuant to Rule 477 under the Securities Act of 1933 (the “Act”), Star Jets International, Inc. (the “Company”) respectfully requests the immediate withdrawal of its Registration Statement on Form S-1 (File No. 333-269359) initially filed with the Securities and Exchange Commission (the “Commission”) on January 23, 2023, together with all exhibits thereto (the “Registration Statement”), with such application to be approved effective as of the date hereof or at the earliest practical date thereafter. The Company has determined to withdraw the Registration Statement because it is no longer proceeding with a public offering of its shares. The undersigned represents that no securities were sold in connection with the registered offering.

The Company also acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Company requests , in accordance with Rule 457(p) under the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company's account to be offset against the filing fee for any future registration statement or registration statements.

Please feel free to contact Richard J. Babcock of Babcock & Associates at (855) 205-4445 if you have any questions regarding this request for withdrawal.

Sincerely,

/s/ Richard Sitomer

Richard Sitomer
Chief Executive Officer